



Dirty Lettuce LLC Small Business Bond™

Bond Terms:

Bond Yield: 7.5%

Target Raise Amount: $80,000

Offering End Date: March, 28th 2022

Repayment Period: 3 years (36 months)

Minimum Raise Amount: $25,000

Company Details:

Name: Dirty Lettuce, LLC
       DBA Dirty Lettuce

Founded: 2020

Address: 4727 NE Fremont Street
          Portland, OR 97213

Industry: Limited Service Restaurant

Employees: 2

Website: http://dirtylettuce.com/

Use of Funds Allocation:

If the maximum raise is met:

(62.73%) $ 50,180 – Equipment
(33.77%) $ 27,020 – Working Capital & Advertising
(3.5%) $ 2,800 – SMBX capital raise fee

Social:

Facebook: 1,635 Followers





Business Metrics:

	Most recent fiscal year-to-date:	Most recent fiscal year-end: 2020	Prior fiscal year-end: 2019
Total Assets	$18,309	$2,479	n/a
Cash & Cash Equivalents	$6,491	$2,479	n/a
Accounts Receivable	$0	$0	n/a
Short-term Debt	$3,470	$0	n/a
Long-term Debt	$0	$0	n/a
Revenues / Sales	$300,826	$177,220	n/a
Cost of Goods Sold	$164,045	$85,794	n/a
Taxes	$0	$0	n/a
Net Income	$67,485	$34,843	n/a

About:

Dirty Lettuce LLC, DBA Dirty Lettuce is a Portland, Oregon based vegan restaurant which focuses on delicious Southern fare for their eastside clients. Dirty Lettice LLC offers their clients meat-like classic dishes using seitan and tofu as a healthy alternative. The company was launch in 2020 to create great tasting vegan food that persuades people to curb their meat consumption.

For more information, contact our Customer Support Team at support@thesmbx.com

